December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (602) 269.8409

Mr. Kevin P. Knight
Chief Executive Officer
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, AZ 85043

> **Re:** **Knight Transportation, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 001-32396**

Dear Mr. Knight:

We have reviewed your response letter dated November 21, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about the comments or any other aspect of our review.

1. While we note your supplemental responses to prior comments 5 and 6, you have not confirmed that you will provide this information in your future filings. Please confirm that you will disclose in future filings your performance targets for the most recently-completed fiscal year and the current fiscal year (if known) as well as the additional information included in your supplemental responses to our prior comments 5 and 6.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor